Contact

www.linkedin.com/in/justinmoss1
(LinkedIn)

Top Skills

Human Resources

Recruiting

Restaurants

Justin Moss

Founder at BarGlance

Charleston, South Carolina Metropolitan Area

Experience

BarGlance

Founder

August 2013 - Present (9 years 9 months)

Charleston, South Carolina Area

BarGlance is an advertising platform that connects nightlife venues with their target audience through live video streaming and promotional updates.

Education

East Tennessee State University

Bachelor of Business Administration (BBA), Human Resources Management and Services